Access Power, Inc.

A Warrant to purchase 500,000 shares of common stock, par value $.001 per share, of the Company with substantially the same terms as Exhibit 4.2 to the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 1999 is not being separately filed. This warrant has an exercise price of $2.20 per share and expires on February 28, 2003.